UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o         Total accesses reached 97.2 million in the quarter (+3.5% y-o-y), of which 81.9 million in the mobile business and 15.3 million in the fixed business;

o         Leadership in higher mobile revenue segments, with continuous growth in postpaid accesses, +16.0% y-o-y in 1Q15. Postpaid clients accounted for 35.3% of the mobile access base (+3.6 p.p. y-o-y);

o         Mobile ARPU recorded y-o-y growth of 4.3% in 1Q15, fueled by the 26.3% y-o-y growth in Data ARPU;

o         Broadband accesses totaled 3,911 thousand in 1Q15 (-0.2% y-o-y), while the FTTH solution had 429 thousand accesses (+81.7% y-o-y), accelerating net additions to 54 thousand accesses (52 thousand in 4Q14);

o         Growth in TV accesses remained good, with y-o-y upturn of 22.7%. In 1Q15, net additions came to 20 thousand accesses. The IPTV base came to 111 thousand accesses in 1Q15;

o         Net operating revenue increased by 4.3% y-o-y in 1Q15, registering the best performance in around three years;

o         Mobile service revenue registered strong acceleration, growing by 8.4% y-o-y. Excluding the effect of MTR reduction in 2015, the variation came to +11.6% in 1Q15 over 1Q14;

o         Data and VAS (Value Added Services) revenue grew 31.3% y-o-y and already accounts for 42% of mobile service revenue in 1Q15, leveraged by the upturn in mobile internet revenue, which increased by 45.8% y-o-y;

o         Fixed service revenue posted y-o-y variation of -4.0%. Excluding the VC and the basic tariff reduction effect, this figure would be of -0.4% in 1Q15 over 1Q14;

o        Fixed broadband revenue posted annual growth of 3.4% in the quarter, while revenue from IT and corporate data presented growth of 1.9% in 1Q15 over 1Q14;

o        Pay TV revenue grew by 22.0% y-o-y in 1Q15, increasing its share as a percentage of fixed service revenue by 1.3 p.p. over 1Q14;

o         First-quarter recurring EBITDA totaled R$2.6 billion, virtually stable compared to 1Q14, affected by the higher bad debt levels in a more challenging economic environment. The EBITDA margin stood at 28.6% in 1Q15, 1.2 p.p. down on 1Q14;

o         Investments of R$1.3 billion in the quarter, 26.8% higher than in 1Q14;

o         Dividends and Interest on Own Capital declared based on the net profit until April/15 totaled R$785.0 million.

Notes: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

HIGHLIGHTS

Consolidated in R$ million	1Q15	4Q14	∆%	1Q14	∆%

Net Operating Revenues	8,983.1	9,047.6	(0.7)	8,611.9	4.3

Net Operating Services Revenues	8,644.5	8,747.4	(1.2)	8,299.2	4.2

Net operating mobile revenues	5,904.3	5,918.8	(0.2)	5,446.1	8.4
Net operating fixed revenues	2,740.2	2,828.6	(3.1)	2,853.2	(4.0)

Net handset revenues	338.6	300.2	12.8	312.7	8.3

Operating costs	(6,414.3)	(6,298.8)	1.8	(6,049.1)	6.0
Recurrent Operating costs	(6,414.3)	(6,086.8)	5.4	(6,049.1)	6.0

EBITDA	2,568.8	2,748.8	(6.5)	2,562.8	0.2
EBITDA Margin %	28.6%	30.4%	(1.8) p.p.	29.8%	(1.2) p.p.

Recurrent EBITDA	2,568.8	2,960.8	(13.2)	2,562.8	0.2
Recurrent EBITDA Margin %	28.6%	32.7%	(4.1) p.p.	29.8%	(1.2) p.p.

Net income	579.7	1,260.9	(54.0)	660.8	(12.3)

Capex	1,269.7	4,965.4	(74.4)	1,001.0	26.8

Total accesses (thousand)	97,180	95,375	1.9	93,856	3.5
Total mobile accesses	81,869	79,938	2.4	78,465	4.3
Total fixed accesses	15,311	15,437	(0.8)	15,391	(0.5)

Telefonica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the first quarter of 2015, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down. Consolidated information of the Company and its subsidiary Telefônica Data S.A..

Mobile Business

OPERATING PERFORMANCE

Thousand	1Q15	4Q14	∆%	1Q14	∆%

Mobile total accesses	81,869	79,938	2.4	78,465	4.3
Postpaid	28,907	28,355	1.9	24,912	16.0
M2M	3,687	3,513	5.0	2,633	40.0
Prepaid	52,972	51,582	2.7	53,553	(1.1)
Market Share (*)	28.9%	28.5%	0.4 p.p.	28.7%	0.2 p.p.
Postpaid	41.6%	41.8%	(0.2) p.p.	40.6%	1.0 p.p.
Mobile broadband (modem only)	50.9%	50.8%	0.0 p.p.	51.4%	(0.5) p.p.
Net additions	1,931	115	1,584.2	1,220	58.3
Postpaid	552	1,172	(52.9)	1,219	(54.8)
Market Share of net additions (*)	72.7%	5.1%	67.6 p.p.	49.1%	23.6 p.p.
Postpaid	32.7%	50.3%	(17.5) p.p.	65.6%	(32.9) p.p.
Market penetration	138.9%	140.2%	(1.3) p.p.	137.4%	1.6 p.p.
Monthly churn	2.9%	4.1%	(1.2) p.p.	3.4%	(0.5) p.p.
Postpaid ex. M2M	1.8%	1.7%	0.0 p.p.	1.5%	0.2 p.p.
Prepaid	3.5%	5.3%	(1.8) p.p.	4.3%	(0.8) p.p.
ARPU (R$/month)	24.3	24.6	(1.4)	23.3	4.3
Voice	14.1	15.1	(6.9)	15.2	(7.4)
Data	10.2	9.5	7.4	8.1	26.3
Postpaid ex. M2M ARPU	50.7	50.0	1.4	50.3	0.8
Prepaid ARPU	12.6	12.8	(1.7)	12.3	2.0
M2M ARPU	3.2	3.3	(1.6)	3.5	(8.1)
MOU	129.5	141.3	(8.3)	135.4	(4.4)

(*) Source: Anatel. Information of Jan/15

o    Total accessesregistered increase of 4.3% over the first quarter of 2014, totaling 81,869 thousand accesses. Worthy of mention is the postpaid segment, which grew by 16.0% y-o-y with 28,907 thousand accesses, recording a postpaid customer mix of 35.3%, up by 3.6 p.p. in the annual comparison.

o    Total market share came to 28.9% in March (+0.4 p.p. q-o-q). In the postpaid segment Telefônica Brasil achieved 32.7% of net additions in the first quarter of 2015, recording a market share of 41.6%, due to the superior quality offered by the Company, which is the also leader in number of 4G-technology terminals, with a market share of 37.6% in January 2014.

o    Data card market share came to 50.9% in January, remaining flat over December 2014, despite the 1.6% market reduction in the same period. This performance is supported by the differentiated and nationwide 3G, HSPA+ and 4G coverage.

o    In the machine-to-machine (M2M) market, the access base continued to record exceptional performance, reaching 3.7 million customers in March, a growth of 40.0% when compared to the last year.

o    In 1Q15, mobile net additions reached 1,931 thousand accesses, with postpaid net additions reaching 552 thousand accesses in the quarter, equivalent to a market share of net additions of 32.7% in the first quarter of 2015.

o    Total ARPU climbed by 4.3% y-o-y, while data ARPU increased by 26.3% in 1Q15 compared to 1Q14. Excluding the MTR reduction occurred in the period, the ARPU would have posted annual growth of 7.4% in 1Q15.

o    The prepaid customer base reduced by 1.1% y-o-y, slowing the trend seen in recent quarters, due to a more restrictive credit policy for migrations to postpaid.

NET OPERATING REVENUES

Consolidated in R$ million	1Q15	4Q14	∆%	1Q14	∆%

Net operating mobile revenues	6,243.0	6,219.0	0.4	5,758.7	8.4

Net service mobile revenues	5,904.3	5,918.8	(0.2)	5,446.1	8.4
Access and Usage	2,871.4	2,949.4	(2.6)	2,833.7	1.3
Network usage	484.8	569.1	(14.8)	672.1	(27.9)
Data plus VAS	2,479.3	2,282.4	8.6	1,888.2	31.3
Messaging P2P	413.6	418.4	(1.2)	427.7	(3.3)
Internet	1,598.0	1,398.2	14.3	1,096.2	45.8
VAS	467.7	465.8	0.4	364.4	28.3
Other services	68.8	117.9	(41.6)	52.1	32.2
Net handset revenues	338.6	300.2	12.8	312.7	8.3

First-quarter net mobile revenue growth posted its highest figure in the last three years, registering evolution of 8.4% over 1Q14, fueled by increased data and VAS revenue. Mobile service revenue posted the same annual variation in the quarter, despite the impact of the MTR reduction in February 24, 2015. Excluding this effect, first-quarter mobile service revenue would have increased by 11.6% over 1Q14.

Access and usagerevenue increased by 1.3% in 1Q15 compared to 1Q14. Such evolution reflects the higher number of lines in the postpaid customer base, besides the recovery of the contribution of revenues from prepaid recharges.

Network and usagerevenue fell by 27.9% in the quarter over 1Q14, mainly due to the 33.0% reduction of MTR tariffs in February 2015. The reduction in the network and usage revenues would come to 2.0% with the normalization of this effect, impacted by the lower incoming mobile traffic, influenced by the community effect.

Data and VAS revenue continued to post strong performance in 1Q15, growing by 31.3% in the annual comparison. The success in sales of data packages and plans, and the higher penetration of smartphones within our customer base have been drivers for such evolution. In the quarter, data and VAS revenue increased to 42.0% of the net mobile service revenue, reaching 7.3 p.p. of annual growth. Considering outgoing revenue only, data and VAS accounted for 45.6% in 1Q15.

SMS revenue fell by 3.3% y-o-y, reflecting the maturity of the service. The variation over 4Q14 was more controlled (-1.2% q-o-q), due to the adoption of higher value added offers which bundles SMS, voice and data packages.

Mobile internet revenue maintained high level growth, increasing 45.8% in the y-o-y comparison, and accounting for 64.5% of data revenue in 1Q15. This performance is directly linked to the strong growth in postpaid data accesses, especially 4G, to the increased sales of stand-alone data packages mainly in the prepaid segment, and to the smartphone handset base, which increased by 7,1% in the quarter. In the pure individual postpaid customer segment, 85% of the customers own smartphones or webphones.

First-quarterVAS revenue climbed by 28.3% over the same period of last year, influenced by the “Plataforma de Educação”, “Vivo Segurança”, “Vivo Sync”, “Vivo Som de Chamada” and “Vivo Música” services, which support the high growth pace of VAS.

Other services revenue reached R$68.8 million, 32.2% higher than in 1Q14. This growth reflects the evolution of digital services, such as insurance, and the periodic recovery of taxes on disputed invoices.

Mobile handset revenue climbed by 12.8% over last quarter and 8.3% over 1Q14, face to the 16% growth in the postpaid customer base, in line with the strong migration of customers to the 4G base.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	1Q15	4Q14	∆%	1Q14	∆%

Fixed voice accesses	10,609	10,742	(1.2)	10,828	(2.0)
Residential	6,962	7,084	(1.7)	7,198	(3.3)
Corporate	3,065	3,071	(0.2)	3,041	0.8
Others	583	587	(0.7)	589	(1.0)
Fixed broadband	3,911	3,925	(0.3)	3,918	(0.2)
Pay TV*	791	771	2.6	645	22.7
Total fixed accesses	15,311	15,437	(0.8)	15,391	(0.5)

% Broadband / fixed voice accesses	36.9%	36.5%	0.3 p.p.	36.2%	0.7 p.p.

(*) Excludes subscribers of the over-the-top service Vivo Play.

o    The fixed accesses base totaled 15,311 thousand accesses in 1Q15, 0.5% down comparing to the first quarter of 2014, due to the maturity of the fixed voice business, partially offset by the performance in the Pay TV segment and by the virtually stable performance in fixed broadband.

o    Fixed voice accessestotaled 10,609 thousand in1Q15, reducing by 2.0%  y-o-y. Corporate accesses increased by 0.8% compared to the previous year. Residential segment performance was mainly influenced by the adjustment of the fixed wireless solution sales strategy, with the adoption of stricter credit criteria by the Company as of 4Q14.

o    Fixed broadband accessesrecorded 3,911 thousand customers in 1Q15, 0.2% less than in 1Q14.The FTTH footprint exceeded 4.2 million homes passed in March 2015 (2.7 million addressable homes*) and the fiber access base already totals 429 thousand accesses, 14.4% more than in 4Q14. Between March 2014 and March 2015, Telefônica reached 56.7% of the share of broadband net additions at speeds higher than 34 Mbps in the state of São Paulo.

o    Pay TV accessesclimbed by 22.7% over 1Q14, to 791 thousand subscribers in 1Q15, with 20 thousand net additions in the quarter. It is worth mentioning the IPTV technology customer base, which ARPU is higher and already reaches 111 thousand accesses.

*Excludes inoperable areas, vacant buildings and homes that do not fit the targeted public of this technology.

NET OPERATING REVENUES

Consolidated in R$ million	1Q15	4Q14	∆%	1Q14	∆%

Net operating fixed revenue	2,740.2	2,828.6	(3.1)	2,853.2	(4.0)

Voice and accesses	1,316.6	1,393.9	(5.5)	1,448.2	(9.1)
Interconnection	93.1	105.5	(11.8)	113.8	(18.3)
Broadband	385.3	380.7	1.2	372.8	3.4
Corporate Data and IT	600.3	603.6	(0.5)	589.2	1.9
Pay TV	168.7	162.0	4.2	138.2	22.0
Other services	176.1	182.8	(3.7)	190.9	(7.8)

% Data / Net Operating Revenue	36.0%	34.8%	1.2 p.p.	33.7%	2.3 p.p.

Note I: Fixed Net Revenue considers the allocation of long-distance revenue by call origination and revenues from the FWT solution (“Vivo Fixo”).

Note II: From this quarter on, we present a new disclosure of fixed data revenues, broken down by Broadband and Corporate Data and IT. For historical information, please refer to the annex on page 18.

Net revenue from the fixed line business fell by 4.0% over 1Q14, especially due to the fixed to mobile tariff (VC) reduction on February 24, 2014 and the reduction of the basic tariff in accordance with ANATEL’s act, in force as of June 04, 2014. Excluding these effects, net fixed service revenue would have decreased by 0.4% in the period.

Voice and accessrevenue declined by 9.1% over 1Q14, justified by the fixed to mobile substitution, in addition to the regulatory impact. Excluding the VC reduction, the decline would come to 2.0% y-o-y.

Network usage revenue decreased by 18.3% when compared to 1Q14, due to the lower incoming fixed traffic. In 1Q15 over 4Q14, this line recorded reduction of 11.8%.

Broadbandrevenue grew 3.4% in the annual comparison and 1.2% over 1Q14. This performance reflects the efforts to expand ARPU, despite the current fierce competitive environment in broadband. To address this issue, the Company has been focusing on the migration of customers to higher speeds, mainly in FTTH, expanding the fiber customer base, which has higher ARPU, lower churn and already totals 429 thousand accesses.

Revenue from corporate data and ITincreased by 1.9% y-o-y, reducing by 0.5% when compared to 4Q14, mainly due to the renewal of large contracts with price adjustments.

In the 1Q15, the Pay TVrevenue recorded growth of 22.0% in the annual comparison. Such evolution is due to the fast growth of the DTH and IPTV subscriber base, with an increased adoption of HD packages, whose ARPU is higher.

Other servicerevenue fell by 7.8% in the 1Q15 over 1Q14, impacted by the volatility in the sale of equipment linked to contracts with large clients.

Consolidated Operating Costs

Consolidated in R$ million	1Q15	4Q14	∆%	1Q14	∆%

Operating costs	(6,414.3)	(6,298.8)	1.8	(6,049.1)	6.0

Personnel	(640.6)	(830.4)	(22.9)	(609.3)	5.1
Costs of services rendered	(2,741.9)	(2,573.4)	6.5	(2,664.9)	2.9
Interconnection	(695.4)	(724.8)	(4.1)	(864.8)	(19.6)
Taxes and contributions	(472.6)	(409.7)	15.4	(436.2)	8.3
Third-party services	(1,119.1)	(1,028.9)	8.8	(983.0)	13.8
Others	(454.8)	(410.0)	10.9	(380.9)	19.4
Cost of goods sold	(580.8)	(584.2)	(0.6)	(511.8)	13.5
Selling expenses	(2,062.8)	(2,034.3)	1.4	(1,905.2)	8.3
Provision for bad debt	(324.4)	(237.5)	36.6	(207.9)	56.0
Third-party services	(1,645.2)	(1,694.6)	(2.9)	(1,620.3)	1.5
Others	(93.2)	(102.2)	(8.8)	(77.0)	21.0
General and administrative expenses	(244.1)	(212.7)	14.8	(259.6)	(6.0)
Third-party services	(202.3)	(219.7)	(7.9)	(173.2)	16.8
Others	(41.8)	7.0	n.a.	(86.4)	(51.6)
Other net operating revenue (expenses)	(144.1)	(63.8)	125.9	(98.3)	46.6

Operating costs, excluding depreciation and amortization expenses, totaled R$6,414.3 million in 1Q15, growing 6.0% in the annual comparison. The quarter-on-quarter variation in operating costs was 1.8%. Such performance was chiefly due to the increase in provisions for bad debt, in view of the more challenging economic scenario, higher costs with the purchase of content, as well as higher expenses linked to quality assurance and capacity increase.

Personnel costsincreased by 5.1% in the annual comparison, fueled by the pay rise of 7.0% granted in January 2015. In 1Q15 over 4Q14, this line declined by 22.9%, as the fourth-quarter figure was impacted by the provision for the corporate restructuring program in the amount of R$ 212 million.

The cost of services renderedincreased by 2.9% in 1Q15 over 1Q14, influenced by the MTR reduction held in February 2014. Excluding this effect, the increase would come to 9.5%, mainly due to higher site leasing expenses tied to the efforts to ensure quality and increase capacity and mobile coverage, mainly in 4G, in addition to higher expenses with purchase of TV and mobile content, which grow in line with the increase in the subscriber base and the share of data in revenue.

Cost of goods sold increased by 13.5% in 1Q15 compared to 1Q14, due to the higher volume of higher-value handsets, with 4G-technology, in the equipment portfolio mix, which unit costs are higher, to the higher subsidies and the stronger impact from the currency exchange variation.

First-quarter service selling expenses increased by 8.3% y-o-y, particularly due to the higher commercial activity in the period and the more challenging economic scenario:

Provisions for bad debt closed 1Q15 at R$324.4 million, with default levels at 2.4% of total gross revenue (+0.8 p.p. y-o-y), due to the current economic scenario. The Company continues to adopt strict credit and collection criteria in order to reduce default levels.

Third-party services posted y-o-y increase of 1.5% in the quarter, influenced mostly by higher expenses linked to the growth of the mobile subscriber base. The simplification of plans and offers positively impacted expenses with call center.

General and administrative expenses fell by 6.0% in 1Q15 over 1Q14, chiefly due to the strict cost control, with savings in several fronts.

Other net operating revenues (expenses) totaled an expense of R$144.1 million in 1Q15, 46.6% up on 1Q14, mainly as a result of higher labor contingencies in the period.

Ebitda

EBITDA(earnings before interest, taxes, depreciation and amortization) totaled R$2,568.8 million in 1Q15, in line with the 1Q14 figure, reflecting the important increase in mobile revenue which was offset by the higher provision for bad debt, and higher costs related to quality assurance and purchase of TV content. The EBITDA marginreached 28.6%, a y-o-y decline of 1.2 p.p., compared to a recurring margin of 29.8% in 1Q14.

Depreciation and Amortization

Consolidated in R$ million	1Q15	4Q14	∆%	1Q14	∆%

EBITDA	2,568.8	2,748.8	(6.5)	2,562.8	0.2

Depreciation and Amortization	(1,405.1)	(1,352.7)	3.9	(1,443.5)	(2.7)
Depreciation	(899.0)	(895.7)	0.4	(979.3)	(8.2)
Amortization of intangibles (*)	(199.2)	(199.2)	0.0	(199.2)	0.0
Other amortizations	(306.9)	(257.8)	19.0	(265.0)	15.8

EBIT	1,163.7	1,396.1	(16.6)	1,119.3	4.0

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization fell by 2.7% y-o-y, chiefly due to the gain from the periodical review of the useful life of fixed assets as of 2Q14. These changes represented a net recurring reduction in depreciation expenses of R$132 million in 1Q15.

 Financial Result

Consolidated in R$ million	1Q15	4Q14	∆%	1Q14	∆%

Net Financial Income	(217.8)	(85.2)	155.6	(88.3)	146.7

Income from financial investments	117.6	173.3	(32.1)	160.4	(26.7)
Interest income (customers, taxes and others)	20.5	18.6	10.2	32.9	(37.7)
Charges (loans, financing, debentures and capital leases)	(213.9)	(197.7)	8.2	(159.8)	33.9
Monetary and exchange variation (loans, financing and debentures)	(172.4)	(124.2)	38.8	42.6	n.a.
Gains (losses) on derivative transactions	157.7	92.1	71.2	(73.0)	n.a.
Interest expenses (suppliers, taxes, financial institutions and others)	(40.7)	(6.1)	567.2	(59.2)	(31.3)
Other income (expenses) with monetary and exchange variations	(50.7)	(27.6)	83.7	(20.1)	152.2
Other financial income (expenses)	(35.9)	(13.6)	164.0	(12.1)	196.7

Net financial expenses increased by R$129.5 million over 1Q14, mostly driven by the Company’s higher average net debt and higher interest rate.

Net Income

Net income amounted to R$579.7 million in the first quarter of 2015, reducing by 12.3% when compared to 1Q14, chiefly due to higher financial expenses in the period.

Capex

Consolidated in R$ million	1Q15	4Q14	1Q14

Network	1,110.4	1,836.4	880.4
Technology / Information System	118.5	249.4	59.0
Products and Services, Channels, Administrative and others	40.8	113.5	61.6
Licenses	0.0	2,766.0	0.0
Total	1,269.7	4,965.4	1,001.0

Capex ex. licenses / Net operating revenue	14.1%	24.3%	11.6%

Capex totaled R$1,269.7 million in 1Q15, accounting for 14.1% of net operating revenue of the period. Total investments in 1Q15 were 26.8% higher compared to 1Q14. This increase is in line with the Company’s plan and reflects an improved Capex execution, focused on the expansion of the FTTH footprint, investments in transmission infrastructure, 3G capacity and 4G coverage to ensure the Company’s superior quality standards.

Cash Flow

Consolidated in R$ million	1Q15	4Q14	∆ R$	1Q14	∆ R$

Cash generation provided by operating activities	1,003.0	2,958.4	(1,955.4)	1,271.0	(268.0)
Cash applied by investing activities	(1,824.6)	(3,276.0)	1,451.4	(1,502.0)	(322.6)
Cash flow after investing activities	(821.6)	(317.6)	(504.0)	(231.0)	(590.6)
Cash applied by financing activities	(658.9)	(1,367.0)	708.1	(1,768.4)	1,109.5
Cash flow after financing activities	(1,480.5)	(1,684.6)	204.1	(1,999.4)	518.9
Cash and Equivalents at the beginning	4,692.7	6,377.3	(1,684.6)	6,543.9	(1,851.2)
Cash and Equivalents at the end	3,212.2	4,692.7	(1,480.5)	4,544.5	(1,332.3)

In 1Q15, operating cash flow amounted to R$1,003.0 million, R$268.0 million less than in 1Q14. Cash used in investment activities increased by R$322.6 million in the period, due to the higher volume of payments to suppliers in 1Q15. As a result, cash flow after investment activities consumed R$821.6 million in 1Q15, a reduction of R$590.6 million over 1Q14. Cash used in financing activities declined by R$1,109.5 million compared to 1Q14, mainly due to reduced dividend and interest on equity payments, partially offset by the higher disbursement with overdue obligations and debt amortization in the period.

In the comparison with 4Q14, operating cash flow decreased by R$1,955.4 million, chiefly due to the payment of FISTEL, held in March, while cash used in investment activities declined by R$1,451.4 million, due to the payment of the 700 MHz  license in December 2014. As a result, cash flow after investment activities decreased by R$504.0 million. Cash used in financing activities recorded a reduction of R$708.1 million, due to reduced dividend and interest on equity payments, resulting in an upturn of R$204.1 million in cash flow after financing activities

Indebtedness

LOANS AND FINANCING (R$ million)

March 2015

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2019	407.1	1,161.8	1,569.0
BNDES	R$	2.5% to 8.7%	Until 2023	97.0	203.0	300.0
BNB	R$	10.0%	Until 2016	64.9	37.8	102.7
Debentures	R$	106.8% of CDI	Until 2015	675.4	0.0	675.4
Debentures	R$	IPCA + 4%	Until 2019	0.6	31.9	32.5
Debentures	R$	IPCA + 0.5%	Until 2021	0.0	85.5	85.5
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	15.1	1,999.5	2,014.6
Debentures	R$	100% of CDI + 0.68 spread	Until 2018	66.7	1,299.2	1,365.8
Financial Leases	R$	-	Until 2033	21.0	215.1	236.1
Foreign currency
BNDES	UMBND	ECM + 2.38%	Until 2019	131.2	470.9	602.1

Total				1,478.9	5,504.6	6,983.5

L.T. OBLIGATIONS
(R$ million)
March 2015
Year	Amount
2016	471.9
2017	2,594.4
2018	1,880.9
2019	372.3
2020	30.9
After 2020	129.2
Total	5,479.5

NET FINANCIAL DEBT

Consolidated in R$ million	03/31/15	12/31/14	03/31/14

Short-term Debt	1,478.9	2,264.5	2,141.3
Long-term Debt	5,504.6	5,534.7	6,421.3
Total Debt	6,983.5	7,799.3	8,562.6
Cash and cash equivalents	(3,241.5)	(4,753.1)	(4,600.4)
Net derivatives position	(1,123.9)	(719.6)	(295.1)
Net debt	2,618.2	2,326.5	3,667.1
Net debt/EBITDA	0.25	0.22	0.35

The Company closed 1Q15 with gross debt of R$6,983.5 million, 8.6% of which denominated in foreign currency. The 18.4% reduction over 1Q14 was mainly driven by the settlement of debentures and amortizations of loans hired with BNDES, BNB and BEI.

Net debt totaled R$2,618.2 million at the close of 1Q15, accounting for 0.25 of EBITDA of the last twelve months. In comparison with 1Q14, net debt declined by R$1,048.9 million, chiefly resulting from the mark to market of derivatives contracted to cover the operation of purchase of GVT. Foreign exchange exposure of debt is 100% covered by hedge transactions.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 1Q14 at R$40.73 and R$49.48, appreciating respectively by 2.1% and 5.6% over the previous quarter, versus an appreciation of 2.3% in the Bovespa

Index (Ibovespa). The Company's ADRs closed the quarter at US$15.29, 13.4% down on 4Q14, versus depreciation in the Dow Jones' index of 1.2% in the period.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$750.2 thousand and R$57,065.8 thousand, respectively. In the same period, the daily traded volume of ADRs averaged US$32,046.0 thousand.

The chart below shows the Company’s stock performance for the quarter:

Dividends

On January 30, 2015, the Board of Directors approved the payment of interim dividends totaling R$2,750.0 million, based on net income for fiscal year 2014, equivalent to R$2.296523 per common share and R$2.526175 per preferred share.

On April 09, 2015, subsequent to the first quarter of 2015, the Annual Shareholders’ Meeting approved the payment of dividends based on the profit for 2014 in the amount of R$0.015526 per common share and R$0.017079 per preferred share, totaling R$18.6 million.

On March 12, 2015, was approved, in Board of Directors Meeting, the declaration, based on the net profit accumulated until April, 2015, of dividends in the amount of R$0.170179 per ON share and R$0.187196 per PN share, totaling R$270.0 million, and of interest on own capital in the gross amount of R$0.324600 per ON share and R$0.357060 per PN share, totaling R$515.0 million. Therefore, the total of dividends and IOC based on the accumulated results for 2015 sum R$785.0 million.

These payments will be carried out on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record as described in the table below.

2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2015)	5/12/2015	5/25/2015	270.0	270.0	ON	0.170179	0.170179	Until 12/31/2016
					PN	0.187196	0.187196
IOC (based on 2015)	5/12/2015	5/25/2015	515.0	437.7	ON	0.324600	0.275910	Until 12/31/2016
					PN	0.357060	0.303501

2014	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2014)	4/9/2015	4/9/2015	18.6	18.6	ON	0.015526	0.015526	Until 12/31/2015
					PN	0.017079	0.017079
Dividends (based on 2014)	1/30/2015	2/10/2015	2,750.0	2,750.0	ON	2.296523	2.296523	Until 12/31/2015
					PN	2.526175	2.526175
IOC (based on 2014)	12/18/2014	12/30/2014	475.4	404.1	ON	0.397030	0.337476	Until 12/31/2015
					PN	0.436733	0.371223
IOC (based on 2014)	11/17/2014	11/28/2014	463.2	393.8	ON	0.386857	0.328829	Until 12/31/2015
					PN	0.425543	0.361711
IOC (based on 2014)	10/20/2014	10/31/2014	305.8	259.9	ON	0.255350	0.217047	Until 12/31/2015
					PN	0.280885	0.238752
IOC (based on 2014)	9/19/2014	9/30/2014	250.2	212.6	ON	0.208914	0.177577	12/19/2014
					PN	0.229806	0.195335
IOC (based on 2014)	8/18/2014	8/29/2014	299.4	254.5	ON	0.250016	0.212514	12/19/2014
					PN	0.275018	0.233765
IOC (based on 2014)	7/18/2014	7/31/2014	298.0	253.3	ON	0.248860	0.211531	12/19/2014
					PN	0.273746	0.232684

Capital Stock

March 31, 2015	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.82%	64.78%	73.96%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.22%	26.04%
Total number of shares	381,335,671	741,933,573	1,123,269,244

Book Value per share:	R$ 38.44
Subscribed/Paid-in Capital:	R$ 37,798,110	Thousands

Additional Notes

On September 18, 2014, the Company published a material fact announcing that on the same date the Company and Vivendi S.A. and its subsidiaries entered into a Sale and Purchase Agreement and Other Covenants through which all the shares issued by GVT Participações S.A., the parent company of Global Village Telecom S.A., will be acquired by the Company. The signature of the Agreement and related documents was dully approved by the Company’s Board of Directors at the meeting held on the same date.

The consideration for the acquisition of GVT’s shares will be executed as follows by the Company to the Sellers:

•          An instalment totaling €4,663.00 million payable on demand and in cash, financed with a capital increase through public subscription.

•          One instalment in shares issued by the Company equivalent to 12% of common shares and 12% of preferred shares after the merger of GVTPar’s shares.

All common shares and 0.7% of the preferred shares, which corresponds to 4.5% of the capital resulting from the Company’s and GVT’s association, will be, as Vivendi decided to accept Telefónica S.A.’s offer, swapped by a 8.3% interest with voting rights in Telecom Itália S.p.A. (equivalent to 5.7% of its capital stock – 1,110 billion common shares).

On December 22, 2014, ANATEL granted preliminary approval for the acquisition of GVT’s total control by the Company, provided certain conditions are complied with: (i) the presentation of all the tax compliance certificates required by ANATEL; (ii) the elimination of STFC’s existing overlapping authorizations between the Company and GVT; (iii) the assumption by the Company of the obligation to maintain the geographic service coverage to users (contracts, plans and services); and (iv) the presentation of a coverage expansion plan.

On December 30, 2014, the Company filed a new request with ANATEL for the approval of the share transfer of Telecom Itália S.p.A. and the Company.

On March 25, 2015, the Brazilian Antitrust Authority (CADE) approved the Concentration Control Agreement (“ACC”), involving the Company, GVT and CADE, whose purpose is the acquisition of all GVT’s shares by the Company. This ACC envisages certain conditions, including the following: (i) the maintenance of the services, plans and contracts currently offered by both GVT and the Company for a certain period; (ii) the maintenance of the current geographical coverage offered by GVT and the Company, as well as the expansion of their operations; (iii) the maintenance, for a certain period, of some specific quality indicators related to

GVT’s broadband services; and (iv) the commitment to comply with certain assumed obligations related to the waiving of Vivendi’s political rights in the Company.

At meeting held on March 25, 2015, the Board of Directors approved, unanimously, the realization of Public Offering for Primary Distribution of Common and Preferred Shares issued by the Company, all registered and book-entry Shares, with no par value, free and clear of any burden or encumbrance, inclusive in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts, held simultaneously in Brazil and abroad, upon increase of the Company’s capital.

The capital increase was approved by the Board of Directors on meeting held on April 27, 2015, in the amount of R$15,812,000,038.80, the Company's capital stock increasing from R$37,798,109,745.03 to R$53,610,109,783.83, through the issuance of 121,711,240 common shares, at an unitary issuance price of R$38.47, and 236,803,588 preferred shares, at an unitary issuance price of R$47.00. The common shares, preferred shares and ADSs issued as a result of the capital increase will entitle their holders, from April 28, 2015 on, the date of disclosure of the Global Offering announcement of commencement, the same rights assigned respectively to the holders of common shares, preferred shares and ADSs, currently outstanding, under the Company's Bylaws and the Law of Corporations, fully participating in dividends and other distributions that may be declared from April 28, 2015 on, the date of publication of the Global Offering announcement of commencement

The issuance price of R$47.00 per Preferred Share was determined after completion of the procedure of the Bookbuilding Procedure, in accordance with Article 23, paragraph 1, and Article 44 of CVM Instruction 400, and in accordance with the provisions of Article 170, paragraph 1, item III, of Law No. 6,404 of December 15, 1976, as amended. The issuance price of R$38.47 per common share was determined as the price per preferred share determined after the completion of the bookbuilding process, applying a discount of 18.14%, which represents the average discount rate of trading price of the common shares issued by the Company in relation to the trading price of the preferred shares issued by the Company in the 3 months prior to March 26, 2015.

At a meeting held on April 30, 2015, the Board of Directors approved a second capital increase under the Public Offering for Primary Distribution of Shares, due to the exercise, by the Bank of America Merrill Lynch Banco Múltiplo S.A., of the option of over-allotment of shares that was granted by the Company through the Coordination, Placement and Firm Guarantee of Settlement of Common and Preferred Shares Issued by Telefônica Brasil S.A., in accordance with Article 24 of CVM Instruction 400, of December 29, 2003, as amended, to meet the excess demand verified during the Offering. The Company's capital stock was increased in the amount of R$295,285,020.00, through the issuance of 6,282,660 preferred shares at the unitary issuance price of R$47.00, the Company's capital stock now being R$53,905,394,803.83, represented by 503,046,911 common shares and 985,019,821 preferred shares.

CAPITAL STRUCTURE COMPOSITION
after Capital Increase under the Public Offering of Shares

April 30, 2015	Common	Preferred	Total

Controlling Company	471,435,958	637,748,602	1,109,184,560
	93.72%	64.74%	74.54%
Minority shareholders	31,610,953	347,271,219	378,882,172
	6.28%	35.26%	25.46%
Total number of shares	503,046,911	985,019,821	1,488,066,732

The Company intends to use the net proceeds from the global offering to (1) fund the cash portion of the GVT acquisition, which is expected to close by mid-2015, (2) repay GVT’s loans with a related party, and (3) adjust its capital structure in order to maintain liquidity.

The complete information in this Primary Public Offering of Shares and the information on the capital increase conducted by the Company have been filed and are available on CVM's website (www.cvm.org.br).

Annex

Consolidated in R$ million	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14
Fixed Broadband	359.6	362.4	369.3	370.1	372.8	371.2	370.3	380.7
Corporate Data and IT	583.0	596.5	556.3	625.4	589.2	607.4	603.8	603.6
Other Fixed Services	185.2	203.3	186.3	210.1	190.9	170.5	185.3	182.8

INCOME STATEMENT

Consolidated in R$ million	1Q15	4Q14	∆%	1Q14	∆%

Gross operating revenues	13,435.9	13,562.3	(0.9)	12,988.5	3.4

Net Operating Revenues	8,983.1	9,047.6	(0.7)	8,611.9	4.3

Mobile	6,243.0	6,219.0	0.4	5,758.7	8.4
Fixed	2,740.2	2,828.6	(3.1)	2,853.2	(4.0)

Operating costs	(6,414.3)	(6,298.8)	1.8	(6,049.1)	6.0

Personnel	(640.6)	(830.4)	(22.9)	(609.3)	5.1
Costs of services rendered	(2,741.9)	(2,573.4)	6.5	(2,664.9)	2.9
Interconnection	(695.4)	(724.8)	(4.1)	(864.8)	(19.6)
Taxes and contributions	(472.6)	(409.7)	15.4	(436.2)	8.3
Third-party services	(1,119.1)	(1,028.9)	8.8	(983.0)	13.8
Others	(454.8)	(410.0)	10.9	(380.9)	19.4
Cost of goods sold	(580.8)	(584.2)	(0.6)	(511.8)	13.5
Selling expenses	(2,062.8)	(2,034.3)	1.4	(1,905.2)	8.3
Provision for bad debt	(324.4)	(237.5)	36.6	(207.9)	56.0
Third-party services	(1,645.2)	(1,694.6)	(2.9)	(1,620.3)	1.5
Others	(93.2)	(102.2)	(8.8)	(77.0)	21.0
General and administrative expenses	(244.1)	(212.7)	14.8	(259.6)	(6.0)
Third-party services	(202.3)	(219.7)	(7.9)	(173.2)	16.8
Others	(41.8)	7.0	n.a.	(86.4)	(51.6)
Other net operating revenue (expenses)	(144.1)	(63.8)	125.9	(98.3)	46.6

EBITDA	2,568.8	2,748.8	(6.5)	2,562.8	0.2
EBITDA Margin %	28.6%	30.4%	(1.8) p.p.	29.8%	(1.2) p.p.

Depreciation and Amortization	(1,405.1)	(1,352.7)	3.9	(1,443.5)	(2.7)
Depreciation	(899.0)	(895.7)	0.4	(979.3)	(8.2)
Goodwill amortization	(199.2)	(199.2)	0.0	(199.2)	0.0
Others amortizations	(306.9)	(257.8)	19.0	(265.0)	15.8

EBIT	1,163.7	1,396.1	(16.6)	1,119.3	4.0

Net Financial Income	(217.8)	(85.2)	155.6	(88.3)	146.7
Income from financial investments	117.6	173.3	(32.1)	160.4	(26.7)
Interest income (customers, taxes and others)	20.5	18.6	10.2	32.9	(37.7)
Charges (loans, financing, debentures and capital leases)	(213.9)	(197.7)	8.2	(159.8)	33.9
Monetary and exchange variation (loans, financing and debentures)	(172.4)	(124.2)	38.8	42.6	n.a.
Gains (losses) on derivative transactions	157.7	92.1	71.2	(73.0)	n.a.
Interest expenses (suppliers, taxes, financial institutions and others)	(40.7)	(6.1)	567.2	(59.2)	(31.3)
Other income (expenses) with monetary and exchange variations	(50.7)	(27.6)	83.7	(20.1)	152.2
Other financial income (expenses)	(35.9)	(13.6)	164.0	(12.1)	196.7

Gain (loss) on investments	0.2	0.4	(50.0)	1.0	(80.0)

Taxes	(366.4)	(50.4)	627.0	(371.2)	(1.3)

Net income	579.7	1,260.9	(54.0)	660.8	(12.3)

BALANCE SHEET

Consolidated in R$ million	03/31/15	12/31/14	∆%

ASSETS	72,778.0	73,065.3	(0.4)

Current assets	15,205.7	15,517.4	(2.0)
Cash and cash equivalents	3,212.2	4,692.7	(31.5)
Accounts receivable from customers	8,359.5	8,221.5	1.7
Provision for doubtful accounts	(1,692.0)	(1,497.5)	13.0
Inventories	647.4	479.8	34.9
Recoverable taxes	2,010.8	2,202.7	(8.7)
Escrow deposits and frozen assets	200.2	202.2	(1.0)
Derivatives transactions	1,027.6	613.9	67.4
Dividends and interest on shareholders equity	0.0	0.0	n.a.
Prepaid expenses	1,143.4	303.6	276.6
Credit from associated companies	60.4	38.2	58.1
Other assets	236.2	260.3	(9.3)

Non-Current Assets	57,572.3	57,547.9	0.0
Accounts receivable from customers	420.7	421.2	(0.1)
Provision for doubtful accounts	(126.6)	(121.8)	3.9
Financial Investments	99.6	125.4	(20.6)
Recoverable taxes	339.9	340.2	(0.1)
Deffered taxes	90.8	144.8	(37.3)
Escrow deposits and frozen assets	4,722.6	4,543.1	4.0
Derivatives transactions	239.8	152.8	56.9
Credit from associated companies	19.8	34.8	(43.1)
Other assets	96.1	86.3	11.4
Investments	83.8	79.8	5.0
Property, plant and equipment, net	20,597.4	20,453.9	0.7
Intangible assets, net	30,988.4	31,287.4	(1.0)

LIABILITIES	72,778.0	73,065.3	(0.4)

Current liabilities	17,094.3	16,011.0	6.8
Payroll and related charges	442.2	591.4	(25.2)
Suppliers and accounts payable	6,823.2	7,641.2	(10.7)
Taxes	1,258.7	1,281.7	(1.8)
Loans and financing	721.2	1,509.5	(52.2)
Debentures	757.8	755.0	0.4
Dividends and interest on shareholders equity	4,245.0	1,495.3	183.9
Provisions	726.7	674.3	7.8
Derivatives transactions	127.6	23.0	454.8
Payables to associated companies	111.0	97.5	13.8
Deferred revenues	682.8	717.0	(4.8)
Authorization licenses	0.0	0.0	n.a.
Other liabilities	1,198.1	1,225.1	(2.2)

Non-Current Liabilities	12,500.1	12,104.2	3.3
Payroll and related charges	121.3	118.8	2.1
Taxes	84.0	67.1	25.2
Deferred taxes	127.1	0.0	n.a.
Loans and financing	2,088.7	2,123.1	(1.6)
Debentures	3,416.0	3,411.6	0.1
Provisions	4,739.7	4,461.7	6.2
Derivatives operations	15.8	24.1	(34.4)
Payables to associated companies	24.2	22.3	8.5
Deferred revenues	450.6	482.8	(6.7)
Obligations with post-employment benefit plans	467.3	456.1	2.5
Lincence of authorization	0.0	0.0	n.a.
Other liabilities	965.4	936.6	3.1

Shareholders' equity	43,183.6	44,950.1	(3.9)
Capital Stock	37,798.1	37,798.1	0.0
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Capital Reserve	2,686.9	2,686.9	0.0
Profit Reserve	1,534.9	1,534.5	0.0
Additional proposed dividends	18.6	2,768.6	(99.3)
Other comprehensive income	636.2	232.4	173.8
Accumulated profits	579.3	0.0	n.a.

conference call

English

Date: May 13, 2015 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 09:00 a.m. (New York)

Telephone: +1 (412) 317-6776

Access Code: Telefonica Brasil

Webcast: http://webcast.neo1.net/Cover.aspx?PlatformId=H0vyDJXwDI9iG7YbcPQW4g%3D%3D

A replay of the conference call can be accessed, one hour after the event, until May 25, 2015. Telephone: 1 (412) 317-0088 - Code: 10064286#

Telefonica Brasil - Investor Relations

Alberto Horcajo Aguirre Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 13, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director